Exhibit 99.2

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

FREQUENTLY ASKED QUESTIONS

TABLE OF CONTENTS

Transaction Summary	2
Acquisition Background	4
About ON Semiconductor	6
Employment Upon Acquisition Completion	7
Technology Upon Acquisition Completion	7
Vacation	9
401(k)	9

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

FREQUENTLY ASKED QUESTIONS

Transaction Summary

What does the announcement mean?

ON Semiconductor and California Micro Devices (CMD) have signed a definitive merger agreement for ON Semiconductor to acquire CMD. Under the terms of the agreement, ON Semiconductor will make a cash tender offer to acquire all of the issued and outstanding shares of common stock of CMD. If you own shares of CMD common stock, you will receive $4.70 in cash per common share of CMD owned if you tender them or else at the closing date of the follow-on acquisition.

Your CMD stock options will be exchanged for ON Semiconductor stock options at a ratio equal to the acquisition price per share of $4.70 divided by the average closing price of ON Semiconductor shares for the five trading days immediately preceding the closing date of the merger for each CMD stock option owned. The exercise price for the ON Semiconductor options will be equal to the CMD exercise price times the ratio of the average price of ON Semiconductor shares for five days preceding the close to $4.70.

Why does ON Semiconductor want to acquire CMD?

•

CMD will significantly strengthen ON Semiconductor’s offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets.

•

CMD’s expertise in protection solutions for the High Brightness LED (HBLED) market, as well as their strengths in LC-based EMI filtering and low capacitance ESD protection, will complement ON Semiconductor’s existing portfolio or protection and lighting solutions.

•

CMD technology and process development expertise in ESD and EMI protection is highly differentiated in the market as demonstrated by their strong relationships with leading global customers across multiple large and growing applications.

•	CMD’s business generated more than $11 million in sales in their most recent quarter which ended in September 2009 – a business that grew 19 percent versus the prior quarter.

•

With the combination of ON Semiconductor's global footprint, effective channels of distribution, and top-tier customer relationships, ON Semiconductor expects to be able to support a broader and deeper penetration of CMD’s overall product portfolio.

•	CMD’s strong portfolio offering should also benefit from ON Semiconductor’s world-class manufacturing capabilities.

Does the announcement mean a deal has been completed?

This transaction is not done. There are a number of processes and potential government filings that we need to complete before the deal is closed. We currently expect the deal to close in the first quarter of 2010, subject to the acceptance and tendering of shares related to the tender offer by CMD shareholders as well as customary closing conditions and regulatory approvals and the completion of the anticipated follow-on acquisition.

Do ON Semiconductor shareholders have to approve the transaction?

ON Semiconductor shareholders do not need to vote on this agreement. SEC regulations do not require a vote.

California Micro Devices shareholders will either accept the proposed Tender Offer Conditions and tender their shares or else be cashed out in the anticipated follow-on acquisition. We would anticipate that the acquisition will be completed by the first quarter of 2010.

How many CMD employees are impacted by this decision?

All of the approximately 84 CMD employees will be directly impacted by this decision.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Where are the majority of the employees involved in this deal located?

The majority of employees are located in Milpitas, California with a design center located in Tempe, Arizona and field sales and other employees located around the world.

What resources will ON Semiconductor utilize for the purchase?

This will be an all cash transaction. ON Semiconductor had approximately $470.2 million of cash, cash equivalents and short-term investments at the end of its third quarter of 2009.

The press release mentioned enterprise value. What does that mean?

Enterprise value is a measure of a company’s value. It is calculated as the market capitalization (share price x shares outstanding) plus any debt minus cash and short term investments. As of its last reported quarter ending in September 2009, CMD had more than $44 million of cash and cash equivalents on its balance sheet. CMD also had no material debt.

What should I tell my customers about the acquisition?

If asked, tell customers that the deal is still pending subject to the official close. However, if the deal is completed, there are long-term benefits to customers including stronger and broader product portfolio, integrated sales channels, and world-class manufacturing capabilities to meet demand changes and enhanced scale.

What if customers ask me questions that I don’t know the answers to?

If you don’t know the answers, it’s okay to say that you don’t know, but that you will find out and get back to them. The best way to do this is to contact your manager.

What should I do if a journalist asks me a question?

Please direct all media inquiries to the media relations department of ON Semiconductor or CMD.

ON Semiconductor Anne Spitza
Corporate Communications
602-244-6398 anne.spitza@onsemi.com

Kevin Berry
Chief Financial Officer
408-934-3144 kevinb@cmd.com

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Acquisition Background

Who is California Micro Devices?

CMD (NASDAQ: CAMD) is a leading supplier of application specific integrated passive (ASIP) devices for products for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets. Key product lines include ASIP protection devices for mobile handsets, HBLEDs, digital consumer electronics products and personal computers.

CMD was incorporated in 1980 and has been public since 1986.

Products include low capacitance, low profile ESD protection arrays featuring PicoGuard XP® and PicoGuard XS® architectures. XtremeESD products which are ideal for protection of high speed serial interfaces in digital TVs and LCD display monitors such as MDDI, MIPI® or USB2.0 High-Speed. CMD’s Praetorian® ESD/EMI protection devices are multichannel LC EMI filters with ESD protection using spiral inductors combined with semiconductor circuit elements. These devices help enable superior filter performance making them ideal for high resolution display and camera interfaces in mobile handsets.

The LuxGuard™ family of ESD protection devices features silicon submounts and TVS diodes designed specifically for high power, high brightness LED applications. CMD introduced their first LED protection devices in 2001, and since then has shipped more than 300 million units to HB LED customers worldwide.

CMD’ MediaGuard™ HDMI protection devices feature ESD protection for all 12 HDMI data lines plus level shifting, backdrive protection, and overcurrent protection for HDMI ports on digital TVs, cable and satellite set-top boxes, DVD players and recorders, and other digital video devices.

CMD’ Centurion™ ESD/EMI protection devices include Zener diode ESD arrays plus multichannel RC EMI filters with ESD protection for mobile handset applications including dataports and internal interfaces to displays and cameras.

The CMD headquarters facility is located in Milpitas, California with regional offices in Tempe, Chicago, Hong Kong, Korea, China, Taiwan, Finland, Japan and the United Kingdom.

For more information visit: http://www.cmd.com.

When do you expect the deal to close?

We expect to close the deal during ON Semiconductor’s first quarter of 2010 subject to the tender offer process, satisfaction of any necessary regulatory approvals and customary closing conditions and completion of the anticipated follow-on acquisition.

What happens after this initial announcement?

ON Semiconductor and CMD will prepare the necessary documentation for ON Semiconductor to commence the tender offer which will remain open for at least 20 business days. We will also prepare for the completion of the transaction and the successful integration of CMD into ON Semiconductor. After the tender offer closes, there will be a follow-on acquisition and the sale of CMD to ON Semiconductor will be complete.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

When and where will CMD employees get more information about this acquisition?

Updates throughout the process will be provided to all employees via e-mail and company leaders.

Who or where should I direct questions?

Questions should be sent to your manager, your local HR representatives or employee.questions@onsemi.com.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

About ON Semiconductor

Who is ON Semiconductor?

•

ON Semiconductor (Nasdaq: ONNN) is a premier supplier of high performance, energy efficient, silicon solutions that enable designers to quickly and cost-effectively improve system efficiency for electronics in the computing, communications, consumer, automotive, industrial, medical and military/aerospace markets. The company’s portfolio includes power management, signal, logic, discrete and custom devices.

•

Global corporate headquarters are in Phoenix, Arizona. The company operates a network of manufacturing facilities, sales offices, and design centers in key markets throughout North America, Europe, and the Asia Pacific regions. ON Semiconductor:

•	Had 2008 Annual Revenue of $2.055 Billion

•	Enables energy efficient solutions for a greener world

•	Provides a broad array of products and solutions

•	Helps customers solve their unique design challenges

•	Operates a world-class, value added supply chain

•	Sales break-out by end-market

•	Computing – 27%

•	Automotive – 18%

•	Consumer – 17%

•	Communications – 17%

•	Industrial/Mil/Aero – 17%

•	Medical – 4%

•	ON Semiconductor designs, manufactures and markets an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products.

•	The company’s power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices.

•	The company’s data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems.

•	Their standard semiconductor components serve as “building block” components within virtually all electronic devices.

•	For more details please go to http://www.onsemi.com.

Where is the ON Semiconductor’s headquarters?

The company is headquartered in Phoenix, Arizona, USA. The company owns and operates several development centers and several manufacturing facilities located throughout the U.S., Europe and Asia.

How many employees are employed by ON Semiconductor?

Worldwide, ON Semiconductor employs more than 13,000 employees.

What is ON Semiconductor’s company mission?

To provide its customers with high quality, cost effective solutions to solve the demanding power and signal management design challenges.

What is ON Semiconductor’s company vision?

ON Semiconductor is the premier supplier of high performance, energy efficient, silicon solutions for green electronics.

What is ON Semiconductor’s business strategy?

ON Semiconductor’s business strategy is to become the supplier of choice by:

•	Leveraging our operational strengths

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

•	Building intimate relationships with market-making customers

•	Improving our technological capabilities to provide leadership in power and signal management solutions

To follow this strategy ON Semiconductor will continuously:

•	Dedicate resources to understand the needs of key customers and develop solutions for key applications

•	Increase rate of technological innovation

•	Shorten development cycle times

•	Lower manufacturing costs

•	Improve quality and supply chain

What is ON Semiconductor’s Quality/Service philosophy/statement?

ON Semiconductor’s Quality statement is: “Every ON Semiconductor employee is personally responsible for ensuring the highest quality in products and services delivered to internal and external customers. Continuous improvement in the quality of processes, products, and service is fundamental to the achievement of customer satisfaction.”

Acquisition Impact Upon Completion

Will any products in development be cancelled?

We will review the status of products in development.

Will my work group remain intact?

No work group changes are planned in the short term. The experience and technical expertise of the California Micro Devices’ staff is a critical aspect of this transaction and stability in the transition is important to the company.

Who will I report to?

In most cases, employees will continue to report to their current manager.

Employment Upon Acquisition Completion

Do I have a job?

Your employment will transfer over to ON Semiconductor unless you are told otherwise.

What happens to employee benefits?

Employee benefits are expected to stay the same for the near future. We expect to notirfy employees of any upcoming changes prior to the changes being implemented.

What type of career opportunities could ON Semiconductor present for me?

Career opportunities are available on the company intranet. Employees are eligible to apply for these opportunities after 12 months of employment with ON Semiconductor.

Will years of service be retained and for how long after joining the new company?

Yes. Your years of service will be carried over to ON Semiconductor. There is no time limit.

Technology Upon Acquisition Completion

Will my e-mail address change?

Yes, most likely after closing or shortly thereafter. You will receive information about all of the changes as we progress.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Can I keep my IT accessories such as my laptop?

We currently expect the IT and design infrastructure to remain as is.

Payroll

What is the ON Semiconductor payroll cycle?

Bi-weekly.

How does ON Semiconductor do performance reviews?

The company conducts performance reviews on annual basis during the first calendar quarter of each year. Any increase is effective the beginning of July.

Compensation

What is the compensation philosophy at ON Semiconductor?

ON Semiconductor’s philosophy is to reward employees competitively based on position, performance, market data and experience.

Stock Options

When do I need to exercise my vested CMD shares?

It is not necessary that you exercise your vested CMD options. With the close of the transaction, they will be assumed and converted to option shares of ON Semiconductor.

What happens to my stock options that have not been exercised?

Your CMD stock options will be exchanged for ON Semiconductor stock options at a ratio equal to the acquisition price per share of $4.70 divided by divided by the average closing price of ON Semiconductor shares for the five trading days immediately preceding the closing date of the merger for each CMD stock option owned. The exercise price for the ON Semiconductor options will be equal to the CMD exercise price times the ratio of the average price of ON Semiconductor shares for five days preceding the close to $4.70.

Can I exercise my vested shares and tender them?

Yes. Alternatively, after exercise, you can trade subject to the company’s securities trading policy and securities laws.

Work Schedule

Do I lose the flexibility I currently have at CMD?

ON Semiconductor will assess your current schedule and review with the employees. We do not anticipate any changes at this time.

I currently work out of a home office. Will I be able to continue?

ON Semiconductor offers a flexible work environment to meet business and personal needs. Your personal situation will be considered.

Will my expected working hours change?

ON Semiconductor does not anticipate any changes at this time.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Vacation

How does the vacation accrual work at ON Semiconductor?

You will continue accruing vacation at your current level based on your years of service.

What happens to my unused accrued vacation time?

This can vary by country and state according to specific employment laws. For example, in some countries, your vacation/holiday balance is carried forward to the new company, while in other countries, you will be paid for your accrued and unused vacation, and start with a zero balance on your first day as an employee of ON Semiconductor. We expect to notify employees of any upcoming changes prior to the changes being implemented.

How many public holidays does ON Semiconductor have? Which ones?

Each year a public holiday schedule will be distributed to list all of the holidays for the coming year.

401(k)

Which financial institute administers the 401(k) plan at ON Semiconductor?

Vanguard.

Does ON Semiconductor offer 401(k) matching?

Yes. ON Semiconductor generally matches dollar for dollar up to 4 percent of eligible wages. We currently anticipate that for a period of time the CMD 401(k) plan will remain in place.

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.